

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 30, 2009

<u>Via U.S. Mail</u>

Qiong Wu
Chief Financial Officer
Puda Coal, Inc.
426 Xuefu Street, Taiyuan
Shanxi Province 030006
The People's Republic of China

> **Re:** **Puda Coal, Inc.**
> **Registration Statement on Form S-3**
> **Filed: December 3, 2009**
> **File No. 333-163474**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed: March 31, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed: November 13, 2009**
> **File No. 333-85306**

Dear Mr. Wu:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Where You Can Find More Information , page 17

1. Please revise to incorporate by reference your Form 10-Q for the fiscal quarter ended September 30, 2009 and Forms 8-K filed subsequently or advise, as appropriate.

Exhibit 5.1 – Opinion of Goodwin Procter LLP

2. Please confirm that you will file an updated unqualified opinion of counsel with respect to the legality of the securities being offered at the time of each takedown.

3. Counsel must specifically set forth, in the legality opinion letter, any interpretive limitations regarding the opinion provided. Accordingly, please have counsel revise the legality opinion to delete the penultimate paragraph of the opinion.

Form 10-K: For the Year ended December 31, 2008

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 25

4. We note your disclosure of tonnage sales and average selling prices of cleaned coal. In addition to providing these metrics, please revise to quantify the impacts of these price and volume changes on net revenues. For example, please revise to quantify the actual dollar amount of aggregate net revenue change during the period attributed to change in average selling price of all tons sold.

Cost of Revenue, page 26

5. We note your disclosure that cost of revenue increased $75.4 million, or 55 percent, from 2007 to 2008. You disclose that this was primarily due to an increase in the tonnage sales of cleaned coal. From your disclosure related to net revenue, we note that tonnage sales of cleaned coal increased 329,000 MT, or 16 percent, from 2,013,000 MT in 2007 to 2,342,000 MT in 2008. Therefore, by applying the 2007 average purchase price of raw coal of $54 to the 329,000 MT increase in volume, it would appear that the change in cost of revenue attributable to increased volume was approximately $17.8 million (or 23.6 percent of the total $75.4 million variance). Likewise, by applying the $14 increase in the per ton

average purchase price of raw coal to 2008 tonnage sales of 2,342,000 MT, it would appear that the change in cost of revenue attributable to increased price was approximately $32.8 million (43.5 percent of the total $75.4 million variance). Together, these factors appear to account for $50.5 million of the variance, leaving other costs of revenue of approximately $24.8 million apparently unexplained. As a result, it appears that your disclosure focuses on changes in external costs of raw materials to the exclusion of a discussion and analysis of internal costs of revenue. While we believe that disclosure of average purchase price of raw coal is important to investors, we also believe that the analysis of the change in cost of revenue due to change in unit cost should include a discussion of other elements of cost that changed, such as internal costs of production. Therefore, we believe you should revise your disclosure of cost of revenue accordingly. In addition, please revise to quantify the aggregate effects of changes in both cost per unit and volume on cost of revenue. Please provide us with a copy of your intended revised disclosure.

6. In connection with the comment above, please quantify and discuss the significant components of costs of sales, such as labor, materials, depreciation, or any other components, to the extent material.

Liquidity and Capital resources, page 29

7. In future filings, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. For example, discuss cash receipts from the sale of goods and cash payments to acquire materials. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operations. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Item 8. Financial statements and Supplementary Data
Note 2. Summary of Significant Accounting Polices
Note (e) Inventories, page 48

8. Please tell us what your accounting policy is for allocating overhead costs to inventory. Additionally, please tell us if and how your policy takes into consideration your actual production capacity.

Form 10-Q: For the Quarter Ended September 30, 2009

Results of Operations, page 31

9. We note that during the first, second, and third quarters of 2009, manufacturing overhead has increased. However, you have not discussed the underlying drivers of the increase nor quantified the amounts. Please tell us, with a view to expanded disclosure, why manufacturing overhead has increased.

Form 8-K filed on December 17, 2009

10. We note that on December 11, 2009, you entered into mining right and mining asset transfer agreements with Da Wa Coal and Guanyao Coal, in which you state you are not acquiring any business, customers, vendors, business partners, contracts, or employees from the sellers. Please supplementally tell us how you plan to operate these mines, including how you will manage and staff them, and whether the coal mined from these properties will be sold to third-party customers or otherwise. In addition, please tell us how you plan to account for these transactions.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc: Stephen M. Davis, Esq.
       Goodwin Procter LLP
       (212) 355-3333 *(facsimile)*